UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under The Securities Exchange Act of 1934

(Amendment No.     )*

Conor Medsystems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

208264101 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208264101	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Easton Hunt Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,039,612 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 2,039,612 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 208264101	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EHC GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,039,612 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 2,039,612 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 208264101	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EHC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,039,612 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 2,039,612 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	(a)	Name of Issuer:
Conor Medsystems, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1003 Hamilton Court Menlo Park, CA 94025

Item 2	(a)	Name of Persons Filing:

This statement is being filed by the following persons with respect to shares of common stock of the Issuer directly owned by Easton Hunt Capital Partners, L.P., a Delaware limited partnership (the “Fund”):

(1) EHC GP, LP, a Delaware limited partnership (the “EHC GP”), the general partner of the Fund; and

(2) EHC, Inc., a Delaware corporation (“EHC Inc.”), the general partner of EHC GP.

EHC GP and EHC Inc. are sometime referred to herein as the “Reporting Persons.”

Item 2	(b)	Address of Principal Business Offices:

Address for the Fund and each of the Reporting Persons:

641 Lexington Avenue, 21st Floor New York, NY 10022

Item 2	(c)	Citizenship:

The Fund and each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number: 208264101

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For the Fund and each of the Reporting Persons:

(a) Amount beneficially owned: 2,039,612

(b) Percent of class: 6.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,039,612

(ii) Shared power to vote or to direct the vote: - 0 -

(iii) Sole power to dispose or to direct the disposition of: 2,039,612

(iv) Shared power to dispose or to direct the disposition of: - 0 -

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The shares to which this filing relates are directly owned by the Fund. Each of the Reporting Persons has the power to direct the dividends from, or the proceeds of the sale of, the shares of common stock of the Issuer owned by the Fund.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005	EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP, its general partner

	By:	EHC, Inc., its general partner

	By:	/s/ RICHARD P. SCHNEIDER
	Name:	Richard P. Schneider
	Title:	Vice President

EHC GP, LP

	By:	EHC, Inc., its general partner

	By:	/s/ RICHARD P. SCHNEIDER
	Name:	Richard P. Schneider
	Title:	Vice President

EHC, INC.

	By:	/s/ RICHARD P. SCHNEIDER
	Name:	Richard P. Schneider
	Title:	Vice President